Exhibit 99.1

Press release Brussels / 25 October 2019 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 3Q19 versus the same period of last year. For important disclaimers and more information on 2018 Restated and the Reference Base, please refer to pages 17 and 18.

  Anheuser-Busch InBev reports Third Quarter and Nine Months 2019 Results

KEY FIGURES

●

Revenue: Revenue grew by 2.7% in the quarter, with revenue per hl growth of 3.0% as healthy growth from ongoing premiumization and revenue management initiatives was partially offset by advances in our smart affordability strategy. In 9M19, revenue grew by 4.8%, with revenue per hl growth of 3.7%.

●

Volume: Total volumes decreased by 0.5% in 3Q19, with own beer volumes down 0.9% and non-beer volumes up 4.0%. Solid growth from markets such as Mexico, South Africa and Colombia was more than offset by declines in China and the US, both primarily driven by shipment phasing impacts. In 9M19, total volumes grew by 1.0%, with own beer volumes up 0.7% and non-beer volumes up 3.6%.

●

Global Brands: In 3Q19, the combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 4.1% globally and 5.2% outside their respective home markets. In 9M19, the combined revenues of our global brands grew by 6.4% globally and 9.5% outside their home markets.

●

Cost of Sales (CoS): CoS increased by 6.9% in 3Q19 and by 6.7% on a per hl basis driven by significant commodity and transactional currency headwinds as a result of the timing of our hedges. In 9M19, CoS increased by 6.9% and by 5.4% on a per hl basis.

●

EBITDA: EBITDA was flat in the quarter, with EBITDA margin contraction of 107 bps to 40.2%, as a result of CoS headwinds and the phasing of sales and marketing investments. In 9M19, EBITDA grew by 5.6% and EBITDA margin expanded by 29 bps to 40.4%.

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 677 million USD in 3Q19 compared to 1 797 million USD in 3Q18. The improvement was primarily due to a mark-to-market gain of 549 million USD in 3Q19 linked to the hedging of our share-based payment programs, compared to a loss of 616 million USD in 3Q18, resulting in a swing of 1 165 million USD. Net finance costs were 2 047 million USD in 9M19 as compared to 4 682 million USD in 9M18.

●

Income taxes: Normalized effective tax rate (ETR) decreased from 24.9% in 3Q18 to 22.6% in 3Q19. Excluding the impact of gains relating to the hedging of our share-based payment programs, our normalized ETR increased from 19.8% in 3Q18 to 26.8% in 3Q19. Normalized ETR decreased from 25.5% in 9M18 to 22.8% in 9M19 and, excluding the impact of gains relating to the hedging of our share-based payment programs, our normalized ETR increased from 22.9% in 9M18 to 27.2% in 9M19.

●

Profit: Normalized profit attributable to equity holders of AB InBev was 2 412 million USD in 3Q19 versus 1 517 million USD in 3Q18 and was 7 125 million USD in 9M19 versus 4 843 million USD in 9M18. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 870 million USD in 3Q19 as compared to 2 190 million USD in 3Q18 and was 5 462 million USD in 9M19 as compared to 5 771 million USD in 9M18.

●

Earnings per share (EPS): Normalized EPS in 3Q19 was 1.22 USD, an increase from 0.77 USD in 3Q18, positively impacted by mark-to-market gains linked to the hedging of our share-based payment programs. Normalized EPS in 9M19 was 3.59 USD, an increase from 2.45 USD in 9M18. Underlying EPS (normalized EPS excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.94 USD in 3Q19, a decrease from 1.11 USD in 3Q18 and was 2.76 USD in 9M19, a decrease from 2.92 USD in 9M18.

●	Interim Dividend: The AB InBev board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2019. Information regarding the ex-coupon, record and payment dates is shown on page 17.

●	Hyperinflation: The restatement of HY19 under hyperinflation using the September purchasing power

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Press release Brussels / 25 October 2019 / 7.00am CET

and 9M19 closing rate had a negative impact of 57 million USD on revenue and 37 million on Normalized EBITDA on the 9M19 reported organic growth. The impact of HY19 restatement under hyperinflation is excluded from the 3Q19 organic calculation and identified separately in Annex 1.

•

Deleveraging: After the successful completion of the listing of Budweiser APAC and accounting for the proceeds expected to be received from the divestment of the Australian operations (while excluding the last 12 months EBITDA from the Australian operations), our net debt to EBITDA ratio would be below 4x by the end of 2019, one year earlier than our prior guidance.

•	Combination with SAB: We have completed delivery of the 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016 resulting from the combination with SAB.

Figure 1. Consolidated performance (million USD)
		3Q18	3Q18	3Q19	Organic
		Restated	Reference		growth
			Base
Total Volumes (thousand hls)		144 583	144 583	143 417	-0.5%
	AB InBev own beer	128 130	128 130	127 254	-0.9%
	Non-beer volumes	15 118	15 118	15 227	4.0%
	Third party products	1 335	1 335	936	-2.7%
Revenue		12 916	13 180	13 172	2.7%
Gross profit		8 055	8 217	8 032	0.1%
Gross margin		62.4%	62.3%	61.0%	-157 bps
Normalized EBITDA		5 314	5 433	5 291	0.0%
Normalized EBITDA margin		41.1%	41.2%	40.2%	-107 bps
Normalized EBIT		4 175	4 281	4 114	-2.6%
Normalized EBIT margin		32.3%	32.5%	31.2%	-172 bps

Profit from continuing operations attributable to equity holders of AB InBev		837		2 930
Profit attributable to equity holders of AB InBev		959		3 003
Normalized profit attributable to equity holders of AB InBev		1 517		2 412
Underlying profit attributable to equity holders of AB InBev		2 190		1 870

Earnings per share (USD)		0.49		1.51
Normalized earnings per share (USD)		0.77		1.22
Underlying earnings per share (USD)		1.11		0.94
		9M18	9M18	9M19	Organic
		Restated	Reference		growth
			Base
Total Volumes (thousand hls)		419 659	419 659	419 448	1.0%
	AB InBev own beer	370 878	370 878	371 398	0.7%
	Non-beer volumes	44 988	44 988	45 126	3.6%
	Third party products	3 793	3 793	2 924	-10.5%
Revenue		39 249	39 249	38 994	4.8%
Gross profit		24 380	24 380	23 902	3.6%
Gross margin		62.1%	62.1%	61.3%	-73 bps
Normalized EBITDA		15 713	15 713	15 735	5.6%
Normalized EBITDA margin		40.0%	40.0%	40.4%	29 bps
Normalized EBIT		12 269	12 269	12 293	5.5%
Normalized EBIT margin		31.3%	31.3%	31.5%	21 bps

Profit from continuing operations attributable to equity holders of AB InBev		3 540		8 748
Profit attributable to equity holders of AB InBev		3 913		9 058
Normalized profit attributable to equity holders of AB InBev		4 843		7 125
Underlying profit attributable to equity holders of AB InBev		5 771		5 462

Earnings per share (USD)		1.98		4.57
Normalized earnings per share (USD)		2.45		3.59
Underlying earnings per share (USD)		2.92		2.76

ab-inbev.com

Press release Brussels / 25 October 2019 / 7.00am CET

Figure 2. Volumes (thousand hls)
	3Q18	Scope	Organic	3Q19	Organic growth
	Reference		growth		Total Volume	Own beer
	Base					volume
North America	29 985	16	- 991	29 009	-3.3%	-3.4%
Middle Americas	31 813	- 28	1 487	33 272	4.7%	5.0%
EMEA	21 793	- 461	476	21 807	2.2%	2.9%
South America	31 297	-	302	31 599	1.0%	-0.7%
Asia Pacific	29 432	- 33	-1 901	27 498	-6.5%	-6.7%
Global Export and Holding Companies	265	-	- 33	231	-12.5%	-13.0%
AB InBev Worldwide	144 583	- 507	- 659	143 417	-0.5%	-0.9%

	9M18	Scope	Organic	9M19	Organic growth
	Reference		growth		Total Volume	Own beer
	Base					volume
North America	84 612	30	-1 998	82 644	-2.4%	-2.4%
Middle Americas	94 763	- 137	3 368	97 994	3.6%	3.8%
EMEA	63 667	-3 690	2 044	62 022	3.4%	3.9%
South America	95 768	188	2 499	98 455	2.6%	1.9%
Asia Pacific	79 691	- 66	-1 939	77 687	-2.4%	-2.1%
Global Export and Holding Companies	1 160	- 478	- 34	647	-4.9%	-5.2%
AB InBev Worldwide	419 659	-4 152	3 942	419 448	1.0%	0.7%

MANAGEMENT COMMENTS

The third quarter of 2019 was challenging, primarily driven by three anticipated factors: shipment phasing into 2Q19 in China ahead of summer activations, higher cost of sales per hl from significant commodity and transactional currency headwinds, and the year-over-year phasing of our sales and marketing investments driven by the 2018 FIFA World Cup RussiaTM. In addition, price increases implemented in South Korea and Brazil drove volume declines, which were exacerbated by softer consumer demand in light of difficult macroeconomic conditions.

Revenue grew by 2.7% with revenue per hl growth of 3.0%, as healthy growth from ongoing premiumization and revenue management initiatives was partially offset by advances in our smart affordability strategy in some of our major markets. Our total volumes declined by 0.5%, with beer volumes declines of 0.9%, partially offset by strong non-beer volume growth of 4.0%. We saw especially strong volume growth from Mexico, South Africa and Colombia, which delivered its best quarterly volume performance since the combination with SAB closed in October 2016.

EBITDA growth was flat in 3Q19 versus the prior year with margin contraction of just over 100 bps to 40.2%. Our bottom-line performance was impacted by the deceleration in top-line growth, a higher cost of sales resulting from significant commodity and transactional currency headwinds, and the year-over-year phasing of our sales and marketing investments, as expected. As a reminder, in FY18 our sales and marketing investments were weighted toward the first half of the year due to the 2018 FIFA World Cup RussiaTM activation. In FY19, we expect that our sales and marketing investments will be much more balanced throughout the year, resulting in a more difficult comparable in the second half of 2019.

Our growth algorithm has been evolving to achieve a more balanced top-line growth between volume and revenue per hl. As we employ the category expansion framework across our markets, we are reaching more consumers in more occasions by offering a diverse portfolio of brands that vary by style, need state and price point.

Across the world, the beer category is premiumizing, and we continue to invest behind the growth of our unparalleled portfolio of premium brands to address this trend. Our premium strategy is led by our High End Company and global brand portfolio, both of which continue to grow ahead of our total company. In the third quarter, our High End Company grew by 13.5% while the global brands grew by 5.2% outside their

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Press release Brussels / 25 October 2019 / 7.00am CET

home markets. The strong equity of our global brands was recently recognized by Interbrand, which once again ranked both Budweiser and Corona in their list of the top 100 global brands. The brands were the two highest ranked beer brands, and both improved their rankings versus last year and increased their brand value on a dollar basis.

In addition to premiumization, the category expansion framework clearly highlights the opportunity of offering consumers a portfolio of brands across the price spectrum. This is especially true in emerging markets, where consumer disposable income is typically lower and therefore affordability is a limiting factor for consumers to enter the beer category. We believe a smart affordability strategy is a vital component to reaching new consumers and introducing beer to new occasions. Therefore, we have been expanding our portfolio to offer more accessible price points to more consumers through initiatives such as new packaging formats and new beers brewed with local crops. Our initiatives are driving meaningful results in major markets, such as Brazil, Argentina, Colombia, Ecuador and South Africa. These offerings drive incremental profit but generally have a dilutive effect on revenue per hl.

As part of our Better World agenda, we recently launched the second round of our 100+ Accelerator. With this program, we collaborate with entrepreneurs to create solutions for some of the world’s most pressing environmental challenges, accelerating our progress toward our ambitious 2025 Sustainability Goals. Also, during the 74th session of the United Nations General Assembly, we reinforced our commitment to Sustainable Development and the UN Sustainable Development Goals. We demonstrated how we leverage the power and reach of our global brands to inspire action: Budweiser’s commitment to source 100% of purchased electricity from renewable sources, Stella Artois’ commitment to provide access to clean water in the developing world in partnership with Water.org, and Corona’s campaign inviting consumers to clean beaches of plastic pollution.

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific business (Budweiser APAC) on the Hong Kong Stock Exchange for 5.75 billion USD. By doing so, we created a superior regional champion in the consumer goods space positioned to expand across the fastest growing markets in the APAC region with best-in-class talent and an unmatched portfolio of local, international and global brands. We also believe a local listing of Budweiser APAC provides an attractive platform for potential M&A in the region. The net proceeds from this transaction are being used to repay debt and we have issued notices of redemption for the full amount of these net proceeds. After the successful completion of the listing of Budweiser APAC and accounting for the proceeds expected to be received from the divestment of the Australian operations (while excluding the last 12 months EBITDA from the Australian operations), our net debt to EBITDA ratio would be below 4x by the end of 2019, one year earlier than our prior guidance.

We recently celebrated another major milestone - the three-year anniversary of our combination with SAB. We have completed the delivery of our cost synergies target of 3.2 billion USD, one year ahead of our initial schedule and with 750 million USD more savings than originally planned. This combination has been truly transformational and is about so much more than simply cost synergies. We brought together two great companies to create the first truly global brewer and one of the world’s leading consumer goods companies. We now have a leadership position in seven of the top ten largest beer profit pools and a superior portfolio of brands that includes eight of the top ten most valuable beer brands in the world, according to BrandZ. The combination of largely complementary operating regions significantly diversified our geographic footprint and provides us with a much stronger presence in emerging markets with the most compelling growth prospects, particularly Africa and Latin America.

Bringing together the best-in-class brands, geographic footprints and talent of these two great companies has made us a smarter, more strategic and more growth-oriented company than ever before, positioning us to lead the growth of the global beer category for the long term.

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Press release Brussels / 25 October 2019 / 7.00am CET

2019 OUTLOOK

(i)

Overall Performance: In FY19, we continue to expect to deliver strong revenue growth, driven by the solid performance of our brand portfolio and strong commercial plans. In markets with softer macroeconomic conditions, we are accelerating our smart affordability efforts with initiatives that have lower revenue per hl but offer incremental profit. As a result, FY19 revenue per hl growth should now be slightly below inflation. We continue to expect a more balanced top-line growth between volumes and revenue per hl and for our total costs (sum of CoS per hl and SG&A) to grow below inflation. Overall, we remain confident in our strategy and the fundamental strength of our business, though we now expect moderate EBITDA growth in FY19 given the additional headwinds faced in 3Q19 which we anticipate will continue into 4Q19.

(ii)	Cost of Sales: We continue to expect CoS per hl to increase by mid-single digits, with currency and commodity headwinds to be offset by cost management initiatives.

(iii)

Synergies: We have completed our 3.2 billion USD synergy and cost savings program on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 2 653 million USD was captured between 1 April 2016 and 30 September 2019.

(iv)

Net Finance Costs: We expect the average gross debt coupon in FY19 to be between 3.75-4.00%. We are amending our guidance on net pension interest expenses and accretion expenses, including IFRS 16 adjustments (lease reporting), and now expect them to be approximately 180 million USD per quarter on average. The change will result from an increase in the fourth quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(v)	Effective Tax Rate (ETR): We expect the normalized ETR in FY19 to be in the range of 25% to 27%, excluding any gains and losses relating to the hedging of our share-based payment programs.

(vi)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY19.

(vii)

Debt: Approximately 40% of our gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. After the successful completion of the listing of Budweiser APAC and accounting for the proceeds expected to be received from the divestment of the Australian operations (while excluding the last 12 months EBITDA from the Australian operations), our net debt to EBITDA ratio would be below 4x by the end of 2019, one year earlier than our prior guidance.

(viii)	Dividends: We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

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Press release Brussels / 25 October 2019 / 7.00am CET

BUSINESS REVIEW

United States

In the US, we grew top-line by 0.2% this quarter and by 1.2% in 9M19, with revenue per hl growth of 3.4% in both 3Q19 and 9M19, supported by our premiumization strategy and revenue management initiatives. We estimate that industry sales-to-retailers (STRs) were down 1.7% in 3Q19, an improvement versus the 2.2% industry decline in HY19 resulting in a 9M19 industry performance of -2.0%. The industry performance in 3Q19 was positively impacted by the growth of the hard seltzer category, a segment in which we currently under-index. Our own STRs were down by 3.5%, while our sales-to-wholesalers (STWs) were down 3.1% as shipments begin to converge with STRs in line with expectations. In 9M19, our STRs declined by 3.1% and our STWs declined by 2.2%.

We estimate a decline in total market share of 85 bps in 3Q19, driven by the growth of hard seltzer within the flavored malt beverage (FMB) category and the cycling of shipment phasing ahead of a price increase in October 2018. Excluding FMBs, our market share declined by 35 bps. In 9M19, we estimate a decline in total market share of 55 bps and a decline in beer excluding FMBs of 15 bps.

We view the growth of hard seltzer as positive for the malt beverage category, attracting consumers from other alcohol segments and generating significant interest as it addresses consumer trends, including premiumization and health and wellness. We estimate that more than half of hard seltzer segment growth is incremental to the malt beverage category. We believe that as the hard seltzer category evolves, consumers will demand more choices and that a portfolio approach will be critical to long-term success. We are expanding and enhancing our hard seltzer portfolio rapidly, starting with our premium brand, Bon & Viv, and with the recent successful launch of Natty Light Seltzer, which is positioned at a more accessible price point within hard seltzer. Natty Light Seltzer is off to a strong start, and our share of segment has nearly doubled since its recent launch. These two brands are now among the top 15 share gainers of innovations in the malt beverage category in 2019, according to IRI. We are also excited to announce the upcoming launch of Bud Light Seltzer, which we believe will leverage the equity of an established brand in a new category. We believe we are well-positioned for success in this growing segment with our current portfolio and the exciting innovations we have in the pipeline.

Our above core portfolio outperformed the industry once again, gaining 90 bps of market share as per our estimates, with the Michelob Ultra family and our regional craft portfolio leading the way. Michelob Ultra continues to grow by double-digits, gaining share in all 50 states in 3Q19 and is the top share gainer in the industry in 9M19. Michelob Ultra Pure Gold Organic delivered volume growth of over 80%, while Michelob Ultra Infusions grew over 50%. Our regional craft portfolio grew by double-digits in 3Q19, gaining share within the craft segment.

Our innovation pipeline continues to gain share and we estimate it contributed to roughly half of the total innovation volume within the industry this year, led by Michelob Ultra Infusions, Naturdays and Natty Light Seltzer.

The mainstream segment remains under pressure as consumers trade up to higher price tiers, and as a result, our mainstream portfolio market share contracted by an estimated 175 bps in 3Q19, partially affected by the timing of our price increase in 2018. Within the mainstream segment, our market share declined by 20 bps in the quarter and 10 bps in 9M19, which compares to a 35 bps decline in FY18.

EBITDA grew by 0.9% in 3Q19 with margin expansion of 28 bps to 41.1%, driven by positive brand mix and ongoing cost efficiencies. In 9M19, we grew EBITDA by 2.0% with margin expansion of 34 bps to 40.5%.

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Press release Brussels / 25 October 2019 / 7.00am CET

Mexico

Our business in Mexico delivered another very strong quarter. Revenues grew by low double-digits driven by high single digit volume growth in an industry that grew by mid-single digits. Revenue per hl grew by low single digits, in line with inflation. In 9M19, revenue grew by high single digits with mid-single digit volume growth and low single digit revenue per hl growth.

Healthy volume growth was broad-based across all regions and segments. We continue to see a strong and consistent performance of our brand portfolio as we continue to leverage our category expansion framework, with an acceleration of our core portfolio coming from Corona and Victoria. Our results were meaningfully enhanced by the High End Company’s continued success, with our premium brands growing by more than 20% driven primarily by Modelo and Michelob Ultra. The premium segment in Mexico under-indexes when compared to markets of similar maturities and we see great potential for the continued growth of the segment.

Earlier this year, we began expanding our coverage in OXXO, the largest c-store chain in Mexico, where our beers were previously unavailable. After initially expanding in Guadalajara in April, we entered the Mexico City region in early June, and are already seeing our portfolio quickly reach fair share. We will progressively become available in all 17 000+ OXXO stores across the country by the end of 2022.

EBITDA grew by more than 20% with significant margin expansion in 3Q19, driven by the strong performances in volume, revenue per hl and cost efficiencies which were slightly offset by the phasing of sales and marketing investments. Some key factors for the strong bottom-line performance have been distribution efficiencies and service level improvements resulting from ongoing investments in capacity expansion and our supply chain network. In 9M19, EBITDA grew by more than 20% with consistent margin expansion.

Colombia

Our business in Colombia delivered a very strong quarter with revenue growth of mid-single digits and revenue per hl growth of low single digits. Volume growth accelerated from the first half and increased by mid-single digits (both beer and non-beer volumes), resulting in our best quarterly volume growth in the country since the combination with SAB closed in October 2016. For 9M19, revenues grew by mid-single digits with revenue per hl and volume growth of low single digits (beer up low single digits, non-beer up mid-single digits).

We estimate that our beer portfolio gained 10 bps of share of total alcohol in 3Q19. We continue to focus on growing the beer category, leveraging our category expansion framework to reach more consumers in more occasions as we expand our 1 liter packaging format to drive smart affordability. We have been leading the premiumization efforts in the industry, resulting in a premium segment that has grown by more than 60% in the past three years, significantly outpacing the market average. Our global brand portfolio has been at the forefront of this growth and continues to deliver robust results through expansion and successful activations. Volumes of our global brand portfolio grew by more than 50% this quarter, led by Budweiser growth of triple digits and Corona continuing to grow by strong double-digits. In our core portfolio, Aguila also continues to perform very well and accelerated its growth from last quarter through successful packaging innovation and line extensions.

In our non-beer portfolio, our non-alcohol malt beverages Pony Malta and Malta Leona delivered solid growth once again by leveraging successful innovations. Our new line extension Pony Vital was launched as a “better for you” alternative with 40% less sugar than traditional malt beverages, and new packaging options of our portfolio enable us to offer more affordable options to reach more consumers.

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Press release Brussels / 25 October 2019 / 7.00am CET

Our EBITDA grew by low single digits in 3Q19 with margin contraction of more than 200 bps. The strong top-line performance and ongoing cost discipline was largely offset by a difficult comparable, as we were cycling the one-time impact of a favorable settlement of a legal claim in 3Q18, and an increase in CoS driven primarily by the growth of our global brands. In 9M19, EBITDA grew by high single digits with margin expansion of more than 100 bps.

Brazil

In Brazil, our revenues grew by 1.5% in 3Q19, with revenue per hl growth of 2.1% and a total volume decline of 0.6%. We estimate that the beer industry grew by low single digits in the quarter, while our beer volumes declined by 3.0% following a price increase in line with inflation. The impact of the price increase was amplified by simultaneous competitor discounting and a challenging macroeconomic environment, in which real consumer disposable income remains under pressure. The price increase and positive brand mix from the growth of our premium portfolio were partially offset by geographic mix, as we continue to grow faster in the north and northeast regions. We grew non-beer volumes by 6.5%, ahead of an industry that was up by low single digits. Our growth was supported by successful initiatives across the price spectrum, including driving premiumization of the category and activating smart affordability strategies in key value channels. In 9M19, we grew revenue by 9.1% with revenue per hl growth of 3.7% and volume growth of 5.2% (beer +3.8%, non-beer +9.4%), outperforming both industries that grew by low single digits.

Our premium brand portfolio continued to grow by double-digits, both our global brand portfolio, led by Corona and Stella Artois, as well as our local premium brands, driven by Antarctica Original and our craft portfolio. In the core plus segment, Bohemia is growing rapidly off a meaningful base, now delivering three consecutive quarters of triple-digit growth. The performance of our core portfolio continues to be enhanced by our Skol Puro Malte innovation, which is gaining significant traction following its national roll-out last quarter. Our smart affordability strategy is centered around regional brands such as Nossa, Magnífica and Legítima, brewed with ingredients grown by local farmers, which continue to gain share in the value segment. These brands increase our presence in relevant states by offering consumers an accessible price point, which results in lower revenue per hl while maintaining comparable margins to our core portfolio.

EBITDA declined by 16.5% with margin compression of 810 bps to 37.9% in 3Q19, driven by higher CoS resulting from the timing of commodity and transactional currency hedges and a difficult comparable in our non-beer business. This result was in line with our guidance of CoS per hl growth of mid-teens in Brazil in 2019, which should be weighted toward the first three quarters of the year. In 9M19, EBITDA declined by 3.4% with margin compression of 509 bps to 39.3%.

South Africa

Our business in South Africa had a strong top-line performance this quarter, delivering double-digit revenue growth and high single digit volume growth. The results were delivered even in the context of a continued challenging macroeconomic environment and benefitted from a favorable comparable. Revenue per hl increased by low single digits with positive brand mix led by the growth of our premium portfolio and revenue management initiatives. In 9M19, revenue grew by mid-single digits with volumes and revenue per hl up low single digits.

We continue to focus on growing the beer category and estimate we gained share of total alcohol once again this quarter. In the premium segment, where we under-index, we have reached our highest ever market share. The segment continues to grow faster than the total industry, and our brands continue to outperform, led by Corona, which grew triple digits. We are leveraging our portfolio to meet the needs of more consumers in more occasions, and Brutal Fruit and Flying Fish grew by strong double-digits this quarter.

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Press release Brussels / 25 October 2019 / 7.00am CET

EBITDA was down by low single digits in 3Q19 with margin compression of over 500 bps driven by higher CoS per hl as expected due to the timing of commodity and transactional currency hedges coupled with significant increases in marketing investments behind our growing premium brand portfolio and on-trade programs. In 9M19, EBITDA declined by high single digits with over 600 bps of margin contraction.

China

Our revenue in China declined slightly by 0.2%, as revenue per hl growth of 6.0% was offset by a volume decline of 5.9% in 3Q19. Revenue per hl growth was driven primarily by ongoing premiumization and supported by revenue management initiatives. The decline in volume resulted from shipment phasing into 2Q19 ahead of activations, as highlighted last quarter, combined with softness in the nightlife channel where our portfolio over-indexes. In 9M19, revenue grew by 4.7% driven by revenue per hl growth of 7.2% and volume declines of 2.3%.

Our super premium portfolio performed very well once again with double-digit volume growth, and we remain well-positioned to continue benefitting from ongoing premiumization trends, especially as Corona is the leading Super Premium brand in the country. In the premium segment, Budweiser volumes declined this quarter due to softness in the nightlife channel, as Budweiser is well-established as the leading brand of the nightlife occasion. We recently kicked off our Budweiser football campaign, leveraging our global sponsorships of the English Premier League and Spanish La Liga to focus on a key consumer passion point. In our core plus portfolio, our innovation Harbin Crystal continued to deliver very strong growth as consumers continue to trade-up from the core and value segments. We continue to lead the beer category in e-commerce overall, growing by strong double-digits in this rapidly growing channel.

EBITDA grew by 11.4% in 3Q19 with margin expansion of nearly 400 bps driven by brand mix from premiumization and ongoing cost discipline. In 9M19, EBITDA grew by 18.2% with margin expansion of more than 450 bps.

Highlights from our other markets

In Canada, top-line declined by low single digits in 3Q19, as volumes declined primarily due to a weak beer industry, partially offset by revenue per hl growth of low single digits. Our High End Company continues to outperform and is gaining share of the premium segment, led by share gains from our premium import brands, including Corona and Hoegaarden. In the core segment, Bud Light continues to gain share, and in the core plus segment, Michelob Ultra continued to grow by double-digits, reinforcing its position as the fastest growing brand in the country.

In Peru, we delivered low single digit revenue growth while volumes declined by low single digits, resulting in revenue per hl growth of mid-single digits. The healthy revenue per hl growth was driven by positive brand mix, as our global brand portfolio continues to grow by double digits. Ecuador revenue and volumes declined by mid-single digits in light of a challenging macroeconomic environment causing consumption contraction. In response to the soft consumer environment, we launched smart affordability initiatives, including a 1 liter returnable glass bottle for our core portfolio. Our premium portfolio continues to perform well, with growth from both our global brand portfolio and our local champion, Club Premium.

In Argentina, volumes grew by mid-single digits driven by shipment phasing ahead of a scheduled price increase in October 2019 and benefitting from a favorable comparable. Revenues and revenue per hl grew by double-digits in line with inflation. While the macroeconomic environment remains challenging, we continue to focus on investing behind our strong portfolio of brands. Our premium brands had a very good performance with double-digit growth, led by both our global brands and our local champion, Patagonia. In

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Press release Brussels / 25 October 2019 / 7.00am CET

the core plus segment, our local brand Andes Origen continues to perform well, growing by double-digits. We continue to advance our smart affordability strategy in light of the difficult macroeconomic conditions with propositions at new price points.

Within EMEA, Europe grew volumes by low single digits on top of a difficult comparable as we cycled the 2018 FIFA World Cup RussiaTM, and we estimate we gained market share in the majority of our markets in the quarter. Revenue declined by just over 1%, driven largely by adverse brand mix as we expand our portfolio into new points on the price spectrum. EBITDA declined as a result of the phasing of sales and marketing investments following the 2018 FIFA World Cup RussiaTM, new brand launches and higher CoS per hl driven by the timing of commodity hedges. The UK continues to deliver volume-led revenue growth fueled by continued double-digit growth of Corona and Budweiser. After a successful launch earlier this year, Budweiser continues to strengthen its position in France, and we have leveraged this momentum to launch Budweiser in the Netherlands this quarter, which is off to a strong start. In Africa excluding South Africa, volumes were lower in Tanzania and Mozambique, but grew by double digits in Zambia and returned to growth in Uganda. In Nigeria, our volumes continued to grow even with a very challenging comparable following accelerated growth last year after the opening of our fourth brewery. We continue to see strong potential for our brand portfolio in the country, led by Trophy, Hero and Budweiser.

Our business in South Korea had a very soft quarter with declines in both revenue and volume. The results were primarily impacted by industry weakness as well as a challenging competitive environment following a price increase in April. We have made commercial investments and taken revenue management actions to mitigate the impact on our performance, including a recent decision to roll back the price increase implemented earlier this year to revitalize the domestic beer industry in light of the macroeconomic downturn. We continue to see success from our premium portfolio and the High End Company, led by Stella Artois.

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Press release Brussels / 25 October 2019 / 7.00am CET

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	3Q18 Restated	3Q18 Reference Base	3Q19	Organic growth
Revenue	12 916	13 180	13 172	2.7%
Cost of sales	-4 861	-4 963	-5 140	-6.9%
Gross profit	8 055	8 217	8 032	0.1%
SG&A	-4 096	-4 156	-4 193	-4.5%
Other operating income/(expenses)	216	220	275	27.8%
Normalized profit from operations (normalized EBIT)	4 175	4 281	4 114	-2.6%
Non-recurring items above EBIT	- 52		- 55
Net finance income/(cost)	-1 797		- 677
Non-recurring net finance income/(cost)	- 595		581
Share of results of associates	32		31
Income tax expense	- 605		- 768
Profit from continuing operations	1 158		3 226
Profit from discontinued operations	99		73
Profit	1 257		3 299
Profit attributable to non-controlling interest	298		296
Profit attributable to equity holders of AB InBev	959		3 003

Normalized EBITDA	5 314	5 433	5 291	0.0%
Normalized profit attributable to equity holders of AB InBev	1 517		2 412

	9M18 Restated	9M18 Reference Base	9M19	Organic growth
Revenue	39 249	39 249	38 994	4.8%
Cost of sales	-14 869	-14 869	-15 092	-6.9%
Gross profit	24 380	24 380	23 902	3.6%
SG&A	-12 723	-12 723	-12 272	-2.3%
Other operating income/(expenses)	612	612	663	15.1%
Normalized profit from operations (normalized EBIT)	12 269	12 269	12 293	5.5%
Non-recurring items above EBIT	- 244		- 158
Net finance income/(cost)	-4 682		-2 047
Non-recurring net finance income/(cost)	-1 089		1 781
Share of results of associates	125		94
Income tax expense	-1 906		-2 332
Profit from continuing operations	4 473		9 631
Profit from discontinued operations	374		310
Profit	4 847		9 941
Profit attributable to non-controlling interest	934		883
Profit attributable to equity holders of AB InBev	3 913		9 058

Normalized EBITDA	15 713	15 713	15 735	5.6%
Normalized profit attributable to equity holders of AB InBev	4 843		7 125

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Press release Brussels / 25 October 2019 / 7.00am CET

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	3Q18	3Q19	9M18	9M19
Restructuring	- 50	- 30	- 183	- 86
Acquisition costs / Business combinations	- 14	- 12	- 52	- 35
Business and asset disposal (including impairment losses)	12	- 7	- 9	- 31
Cost related to public offering of minority stake in Budweiser APAC	-	- 6	-	- 6
Impact on profit from operations	- 52	- 55	- 244	- 158

Normalized profit from operations excludes negative non-recurring items of 55 million USD in 3Q19, primarily related to the one-off costs linked to the SAB integration. Net finance income/(cost)
Figure 5. Net finance income/(cost) (million USD)
	3Q18	3Q19	9M18	9M19
	Restated		Restated
Net interest expense	- 918	- 862	-2 873	-2 808
Net interest on net defined benefit liabilities	- 23	- 24	- 71	- 71
Accretion expense	- 106	- 168	- 343	- 455
Mark-to-market	- 616	549	- 874	1 672
Other financial results	- 134	- 172	- 521	- 385
Net finance income/(cost)	-1 797	- 677	-4 682	-2 047

Net finance cost was positively impacted by the mark-to-market gains on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	3Q18	3Q19	9M18	9M19
Share price at the start of the period (Euro)	86.50	77.84	93.13	57.70
Share price at the end of the period (Euro)	75.22	87.42	75.22	87.42
Number of equity derivative instruments at the end of the period (millions)	46.9	46.9	46.9	46.9
Non-recurring net finance income/(cost)
Figure 7. Non-recurring net finance income/(cost) (million USD)
	3Q18	3Q19	9M18	9M19
	Restated		Restated
Mark-to-market (Grupo Modelo deferred share instrument)	- 301	274	- 428	830
Other mark-to-market	- 294	265	- 417	807
Early termination fee of Bonds and Other	-	42	- 244	144
Non-recurring net finance income/(cost)	- 595	581	-1 089	1 781

Non-recurring net finance income includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

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Press release Brussels / 25 October 2019 / 7.00am CET

Figure 8. Non-recurring equity derivative instruments
	3Q18	3Q19	9M18	9M19
Share price at the start of the period (Euro)	86.50	77.84	93.13	57.70
Share price at the end of the period (Euro)	75.22	87.42	75.22	87.42
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5
Income tax expense
Figure 9. Income tax expense (million USD)
	3Q18	3Q19	9M18	9M19
	Restated		Restated
Income tax expense	605	768	1 906	2 332
Effective tax rate	35.0%	19.4%	30.5%	19.6%
Normalized effective tax rate	24.9%	22.6%	25.5%	22.8%
Normalized effective tax rate before MTM	19.8%	26.8%	22.9%	27.2%

The increase in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	3Q18	3Q19	9M18	9M19
	Restated		Restated
Profit attributable to equity holders of AB InBev	959	3 003	3 913	9 058
Non-recurring items, before taxes	52	55	244	158
Non-recurring finance (income)/cost, before taxes	595	- 581	1 089	-1 781
Non-recurring taxes	13	- 7	- 29	- 2
Non-recurring non-controlling interest	- 4	14	-	2
Profit from discontinued operations	- 99	- 73	- 374	- 310
Normalized profit attributable to equity holders of AB InBev	1 517	2 412	4 843	7 125
Underlying profit attributable to equity holders of AB InBev	2 190	1 870	5 771	5 462
Basic, Normalized and Underlying EPS
Figure 11. Earnings per share (USD)
	3Q18	3Q19	9M18	9M19
	Restated		Restated
Basic earnings per share	0.49	1.51	1.98	4.57
Non-recurring items, before taxes	0.03	0.03	0.12	0.08
Non-recurring finance (income)/cost, before taxes	0.30	- 0.28	0.54	- 0.90
Non-recurring taxes	-	-	-	-
Profit from discontinued operations	- 0.05	- 0.04	- 0.19	- 0.16
Normalized earnings per share	0.77	1.22	2.45	3.59
Underlying earnings per share	1.11	0.94	2.92	2.76

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Press release Brussels / 25 October 2019 / 7.00am CET

Figure 12. Key components-Normalized Earnings per share in USD
	3Q18 Restated	3Q19	9M18 Restated	9M19
Normalized EBIT before hyperinflation	2.24	2.12	6.34	6.26
Hyperinflation impacts in normalized EBIT	- 0.13	- 0.05	-0.13	- 0.06
Normalized EBIT	2.12	2.07	6.21	6.20
Mark-to-market (share-based payment programs)	- 0.31	0.28	-0.44	0.84
Net finance cost	- 0.60	- 0.62	-1.93	- 1.88
Income tax expense	- 0.30	- 0.39	-0.98	- 1.18
Associates & non-controlling interest	- 0.14	- 0.12	-0.41	- 0.39
Normalized EPS	0.77	1.22	2.45	3.59
Mark-to-market (share-based payment programs)	0.31	- 0.28	0.44	- 0.84
Hyperinflation impacts in EPS	0.03	-	0.03	0.01
Underlying EPS	1.11	0.94	2.92	2.76

Adoption of hyperinflation accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

We have updated the 2018 Reference Base (up to Normalized EBIT) for the impact of hyperinflation accounting in Argentina as if we had applied hyperinflation accounting as of 1 January 2018.

The impact of hyperinflation accounting in 3Q18 and 3Q19, as well as 9M18 and 9M19, on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation
Revenue	3Q18	3Q19	9M18	9M19
Indexation(1)	51	40	106	99
Currency(2)	- 297	- 212	- 612	- 267
Total impact	- 246	- 172	- 506	- 168

Normalized EBITDA	3Q18	3Q19	9M18	9M19
Indexation(1)	20	17	37	41
Currency(2)	- 120	- 91	- 245	- 105
Total impact	- 100	- 74	- 208	- 64
USDARS average rate			22.9190	42.7441
USDARS closing rate			40.8965	57.5593

(1) Indexation calculated at closing rate

(2) Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e., 30 September 2019 and 2018 at closing rate for 9M19 and 9M18 results respectively).

The 3Q results are calculated by deducting from the 9M results the HY results as published. As a consequence, the South America 3Q19 results are negatively impacted by the restatement of the HY results as follows:

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Press release Brussels / 25 October 2019 / 7.00am CET

South America HY19 as reported (1)	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19
Revenue	4 962	12	- 814	611	4 769
Cost of sales	-1 879	-57	312	- 305	-1 928
Gross profit	3 082	-46	- 502	306	2 841
SG&A	-1 588	-12	250	- 75	-1 427
Other operating income/(expenses)	156	-4	- 11	- 41	100
Normalized EBIT	1 649	-62	- 263	190	1 514
Normalized EBITDA	2 141	35	- 350	149	1 976
South America HY19 restated at 9M19 rates (2)	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19
Revenue	4 818	12	- 731	554	4 652
Cost of sales	-1 830	- 23	285	- 322	- 1 889
Gross profit	2 987	- 12	- 446	232	2 763
SG&A	-1 549	5	224	- 69	- 1 390
Other operating income/(expenses)	156	-4	- 12	- 38	102
Normalized EBIT	1 593	-10	- 234	125	1 475
Normalized EBITDA	2 076	38	- 308	112	1 918
Impact of HY restatement in 3Q results (3)	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19
Revenue	- 144	.-	83	- 57	- 117
Cost of sales	49	34	- 27	- 17	39
Gross profit	- 95	34	56	- 74	- 78
SG&A	39	17	- 26	6	37
Other operating income/(expenses)	-	-	- 1	3	2
Normalized EBIT	- 56	52	29	- 65	- 39
Normalized EBITDA	- 65	3	42	- 37	- 58

(1) South America HY results with Argentina results reported in Argentinean peso (ARS) restated for year to date June purchasing power converted at HY closing rates of 28.8620 for HY18 and 42.4489 for HY19 results (as reported on 25 July 2019)

(2) South America HY results with Argentina results reported in ARS restated for year to date September purchasing power converted at 9M19 closing rates of 40.8965 for 9M18 and 57.5593 for 9M19 results

(3) Impact of restating the HY results under hyperinflation in the 3Q results is calculated as difference between (2) and (1) above

The restatement of HY results at the September purchasing power and 9M closing rate had a negative impact of 57 million USD on revenue and 37 million on Normalized EBITDA on the 9M19 reported organic growth and on the 3Q19 reported results.

For the 3Q19 performance reporting, these impacts are excluded from organic calculation and are identified separately in the 3Q19 annexes within the column labeled “HY restatement under hyperinflation”. Organic growth percentages for 3Q19 are calculated by considering the “Organic growth” reported in the annexes over the 3Q18 Reference base adjusted for the HY18 restatement.

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In 9M19, we reported 61 million USD monetary adjustment in the finance line, a negative impact on the profit attributable to equity holders of AB InBev of 23 million USD and a negative impact on normalized EPS of 0.01 USD. In 3Q19 there was no impact on normalized EPS.

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Press release Brussels / 25 October 2019 / 7.00am CET

The 2018 Restated financials that consider the new rules on lease accounting were not restated for hyperinflation accounting for the periods ending 31 March 2018 and 30 June 2018. As a consequence, the 3Q18 Restated results include the hyperinflation impact for the first nine months of 2018. Please refer to the 3Q18 Reference Base for the results including the impact of hyperinflation accounting for 3Q19 as well as the new rules on lease accounting for results up to Normalized EBIT.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q18 Restated	3Q18 Reference base	3Q19	9M18 Restated	9M18 Reference base	9M19
Profit attributable to equity holders of AB InBev	959		3 003	3 913		9 058
Non-controlling interests	298		296	934		883
Profit	1 257		3 299	4 847		9 941
Profit from discontinued operations	- 99		- 73	- 374		- 310
Profit from continuing operations	1 158		3 226	4 473		9 631
Income tax expense	605		768	1 906		2 332
Share of result of associates	- 32		- 31	- 125		-94
Net finance (income)/cost	1 797		677	4 682		2 047
Non-recurring net finance (income)/cost	595		- 581	1 089		- 1 781
Non-recurring items above EBIT (incl. non-recurring impairment)	52		55	244		158
Normalized EBIT	4 175	4 281	4 114	12 269	12 269	12 293
Depreciation, amortization and impairment	1 139	1 152	1 177	3 444	3 444	3 442
Normalized EBITDA	5 314	5 433	5 291	15 713	15 713	15 735

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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Press release Brussels / 25 October 2019 / 7.00am CET

INTERIM DIVIDEND

The AB InBev board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2019.

	Ex-coupon date	Record Date	Payment Date
Euronest	19 November 2019	20 November 2019	21 November 2019
MEXBOL	19 November 2019	20 November 2019	21 November 2019
JSE	20 November 2019	22 November 2019	25 November 2019
NYSE (ADR program)	19 November 2019	20 November 2019	18 November 2019
Restricted Shares	19 November 2019	20 November 2019	21 November 2019

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The impact on organic growth resulting from the restatement of HY results for hyperinflation at the September purchasing power and 9M closing rate are identified separately in the 3Q19 annexes within the column labeled “hyperinflation restatement” and are not considered in the 3Q19 disclosed organic growth rates.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018, the new company organizational structure effective 1 January 2019 and following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. This presentation is referred to as “2018 Restated”. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations.

AB InBev has updated its 2018 segment reporting for purposes of result announcement. This presentation, which has been further updated since the figures presented in our Q1 and HY results, is referred to as the “2018 Reference Base” and includes, for comparative purposes and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure effective 1 January 2019 (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 and (iv) restated results excluding the Australian operations that are presented as discontinued operations effective 1 January 2018.

All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 21 countries.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses was completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. On 19 July 2019 AB InBev announced it reached an agreement to divest the Australian operations to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” effective 1 January 2018 for comparative purposes. Values in the figures and annexes may not add up, due to rounding.

3Q19 and 9M19 EPS is based upon a weighted average of 1 982 million shares compared to a weighted average of 1 975 million shares for 3Q18 and 9M18.

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Press release Brussels / 25 October 2019 / 7.00am CET

Legal Disclaimer

This release contains “forward-looking statements’’. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including an inability to complete any strategic options with respect to our Asia Pacific businesses and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The third quarter 2019 (3Q19) and nine months (9M19) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9,10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2019, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren/Reviseurs d’Entreprises CVBA/SCRL in accordance with the standards of the Public Company Accounting Oversight Board (United States), and in accordance with International Standard on Review Engagements 2410. The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2019 (except for the volume information).

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Press release Brussels / 25 October 2019 / 7.00am CET

CONFERENCE CALL AND WEBCAST

Investor conference call and webcast on Friday, October 25, 2019:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev 3Q19 Webcast

Conference call (with interactive Q&A):

AB InBev 3Q19 Conference Call (with interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

ab-inbev.com

Press release Brussels / 25 October 2019 / 7.00am CET

Annex 1
AB InBev Worldwide	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19	Organic Growth
Total volumes (thousand hls)	144 583	- 507	-	-	- 659	143 417	-0.5%
of which AB InBev own beer	128 130	335	-	-	-1 211	127 254	-0.9%
Revenue	13 180	- 46	- 257	-57	352	13 172	2.7%
Cost of sales	-4 963	73	108	- 17	- 342	-5 140	-6.9%
Gross profit	8 217	27	- 148	- 74	10	8 032	0.1%
SG&A	-4 156	47	95	6	- 186	-4 193	-4.5%
Other operating income/(expenses)	220	- 3	- 7	3	62	275	27.8%
Normalized EBIT	4 281	71	- 60	- 65	- 113	4 114	-2.6%
Normalized EBITDA	5 433	- 20	- 88	- 37	2	5 291	0.0%
Normalized EBITDA margin	41.2%					40.2%	-107 bps

North America	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19	Organic Growth
Total volumes (thousand hls)	29 985	16	-	-	- 991	29 009	-3.3%
Revenue	4 162	1	- 2	-	- 11	4 151	-0.3%
Cost of sales	-1 539	- 3	2	-	- 6	-1 546	-0.4%
Gross profit	2 623	- 2	-	-	- 16	2 605	-0.6%
SG&A	-1 161	- 2	1	-	15	-1 147	1.3%
Other operating income/(expenses)	11	-	-	-	- 23	- 12	-209.9%
Normalized EBIT	1 473	- 3	1	-	- 24	1 446	-1.6%
Normalized EBITDA	1 683	- 2	1	-	- 21	1 661	-1.2%
Normalized EBITDA margin	40.4%					40.0%	-39 bps

Middle Americas	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19	Organic Growth
Total volumes (thousand hls)	31 813	-28	-	-	1 487	33 272	4.7%
Revenue	2 876	- 24	- 103	-	197	2 946	6.9%
Cost of sales	- 837	- 17	29	-	- 37	- 862	-4.3%
Gross profit	2 038	- 41	-74	-	161	2 084	8.0%
SG&A	- 776	3	27	-	- 46	- 792	-6.1%
Other operating income/(expenses)	44	1	- 3	-	17	60	37.9%
Normalized EBIT	1 306	- 36	-49	-	132	1 353	10.2%
Normalized EBITDA	1 514	- 35	-57	-	175	1 596	11.7%
Normalized EBITDA margin	52.6%					54.2%	234 bps

South America	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19	Organic Growth
Total volumes (thousand hls)	31 297	-	-	-	302	31 599	1.0%
Revenue	1 964	-	4	- 57	145	2 055	6.9%
Cost of sales	- 767	81	11	-17	- 222	- 915	-28.9%
Gross profit	1 197	81	14	- 74	- 78	1 140	-5.8%
SG&A	- 624	45	-	6	- 65	- 638	-10.2%
Other operating income/(expenses)	47	- 1	1	3	- 12	38	-26.5%
Normalized EBIT	620	124	15	-65	- 155	540	-20.7%
Normalized EBITDA	879	27	11	-37	- 90	790	-9.3%
Normalized EBITDA margin	44.7%					38.4%	-739bps

ab-inbev.com

Press release Brussels / 25 October 2019 / 7.00am CET

EMEA	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19	Organic Growth
Total volumes (thousand hls)	21 793	- 461	-	-	476	21 807	2.2%
Revenue	2 094	- 40	-99	-	37	1 992	1.8%
Cost of sales	- 866	30	43	-	- 61	- 854	-7.4%
Gross profit	1 227	- 11	-56	-	- 23	1 137	-1.9%
SG&A	- 699	-	36	-	- 81	- 745	-11.7%
Other operating income/(expenses)	76	-	-5	-	32	103	42.7%
Normalized EBIT	605	- 11	-25	-	- 73	496	-12.3%
Normalized EBITDA	833	- 11	-36	-	- 55	731	-6.7%
Normalized EBITDA margin	39.8%					36.7%	-334 bps

Asia Pacific	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19	Organic Growth
Total volumes (thousand hls)	29 432	- 33	-	-	- 1 901	27 498	-6.5%
Revenue	1 920	16	-56	-	- 62	1 819	-3.3%
Cost of sales	-852	- 6	23	-	38	- 797	4.5%
Gross profit	1 068	10	-32	-	- 24	1 022	-2.3%
SG&A	- 648	- 2	22	-	14	- 614	2.2%
Other operating income/(expenses)	43	- 1	-4	-	38	76	87.0%
Normalized EBIT	463	7	-13	-	27	484	6.2%
Normalized EBITDA	649	7	-18	-	-	638	0.0%
Normalized EBITDA margin	33.8%					35.1%	113 bps

Global Export and Holding Companies	3Q18 Reference base	Scope	Currency Translation	HY restatement under hyperinflation	Organic Growth	3Q19
Total volumes (thousand hls)	265	-	-	-	- 33	231
Revenue	164	1	- 1	-	46	209
Cost of sales	- 101	- 11	1	-	- 55	- 166
Gross profit	63	- 11	-	-	- 9	43
SG&A	- 249	3	13	-	- 26	- 258
Other operating income/(expenses)	-	- 3	1	-	11	9
Normalized EBIT	- 186	- 10	15	-	- 24	- 205
Normalized EBITDA	- 125	- 5	13	-	- 9	- 126

ab-inbev.com

Press release Brussels / 25 October 2019 / 7.00am CET

Annex 2
AB InBev Worldwide	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	419 659	-4 152	-	3 942	419 448	1.0%
of which AB InBev own beer	370 878	-2 205	-	2 725	371 398	0.7%
Revenue	39 249	- 226	-1 907	1 878	38 994	4.8%
Cost of sales	-14 869	43	742	-1 009	-15 092	-6.9%
Gross profit	24 380	- 183	-1 162	869	23 902	3.6%
SG&A	-12 723	111	622	- 285	-12 272	-2.3%
Other operating income/(expenses)	612	- 7	- 34	92	663	15.1%
Normalized EBIT	12 269	- 79	- 577	676	12 293	5.5%
Normalized EBITDA	15 713	- 75	- 778	875	15 735	5.6%
Normalized EBITDA margin	40.0%				40.4%	29 bps

North America	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	84 612	30	-	- 1 998	82 644	-2.4%
Revenue	11 803	8	- 46	87	11 852	0.7%
Cost of sales	-4 371	- 10	14	- 48	-4 414	-1.1%
Gross profit	7 431	- 1	- 31	39	7 438	0.5%
SG&A	-3 389	- 4	17	32	-3 344	0.9%
Other operating income/(expenses)	13	-	- 1	- 4	9	-31.8%
Normalized EBIT	4 054	- 6	- 13	67	4 102	1.7%
Normalized EBITDA	4 678	- 4	- 15	47	4 706	1.0%
Normalized EBITDA margin	39.6%				39.7%	10 bps

Middle Americas	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	94 763	- 137	-	3 368	97 994	3.6%
Revenue	8 473	- 82	- 313	604	8 681	7.2%
Cost of sales	-2 499	- 34	88	-129	-2 573	-5.1%
Gross profit	5 973	- 116	- 224	475	6 108	8.1%
SG&A	-2 401	15	84	28	-2 275	1.2%
Other operating income/(expenses)	71	6	- 4	42	115	55.0%
Normalized EBIT	3 643	- 96	- 144	546	3 948	15.3%
Normalized EBITDA	4 256	- 94	- 169	639	4 633	15.3%
Normalized EBITDA margin	50.2%				53.4%	376 bps

South America	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	95 768	188	-	2 499	98 455	2.6%
Revenue	6 926	12	- 812	698	6 824	10.1%
Cost of sales	-2 646	23	323	- 544	-2 843	-20.8%
Gross profit	4 279	35	- 488	154	3 981	3.6%
SG&A	-2 212	33	248	- 134	-2 065	-6.2%
Other operating income/(expenses)	203	- 6	- 10	- 50	138	-25.3%
Normalized EBIT	2 269	62	- 248	- 29	2 054	-1.3%
Normalized EBITDA	3 020	62	- 339	22	2 765	0.7%
Normalized EBITDA margin	43.6%				40.5%	-379 bps

ab-inbev.com

Press release Brussels / 25 October 2019 / 7.00am CET

EMEA	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	63 667	-3 690	-	2 044	62 022	3.4%
Revenue	6 186	- 187	- 447	223	5 775	3.7%
Cost of sales	-2 586	116	185	- 205	-2 490	-8.3%
Gross profit	3 599	- 71	- 262	19	3 285	0.5%
SG&A	-2 172	51	157	- 139	-2 103	-6.7%
Other operating income/(expenses)	193	- 1	- 12	22	201	11.2%
Normalized EBIT	1 622	- 21	- 117	- 101	1 383	-6.2%
Normalized EBITDA	2 339	- 36	- 170	- 30	2 103	-1.3%
Normalized EBITDA margin	37.8%				36.4%	-188 bps

Asia Pacific	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	79 691	- 66	-	-1 939	77 687	-2.4%
Revenue	5 444	2	- 282	169	5 333	3.1%
Cost of sales	-2 471	- 8	123	24	-2 332	1.0%
Gross profit	2 974	- 6	- 160	193	3 001	6.6%
SG&A	-1 793	17	90	24	-1 662	1.4%
Other operating income/(expenses)	122	- 1	- 9	51	163	41.8%
Normalized EBIT	1 303	11	- 80	268	1 501	20.8%
Normalized EBITDA	1 841	11	- 107	246	1 990	13.5%
Normalized EBITDA margin	33.8%				37.3%	340 bps

Global Export and Holding Companies	9M18 Reference base	Scope	Currency Translation	Organic Growth	9M19	Organic Growth
Total volumes (thousand hls)	1 160	- 478	-	- 34	647	-4.9%
Revenue	417	21	- 6	96	528	23.1%
Cost of sales	- 295	- 45	10	- 109	- 440	-34.0%
Gross profit	122	- 24	3	- 12	89	-12.6%
SG&A	- 754	1	25	- 95	- 823	-12.6%
Other operating income/(expenses)	13	- 6	-	32	38	238.8%
Normalized EBIT	- 618	- 29	27	- 76	- 696	-11.8%
Normalized EBITDA	- 420	- 14	20	- 48	- 462	-11.2%

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